Exhibit 99.1

YM BIOSCIENCES ANNOUNCES WORLD-CLASS ONCOLOGY
EXPERTS TO US CLINICAL & SCIENTIFIC CONSULTATIVE COMMITTEE

MISSISSAUGA, Canada - January 4, 2010 - YM BioSciences Inc. (NYSE Amex: YMI, TSX: YM) today announced that Rogerio C. Lilenbaum, M.D., M. Sc., Minesh Mehta, M.D., and Roman Perez-Soler, M.D., together with two additional leading US oncologists have agreed to constitute a US Consultative Committee to YM on the ongoing development of nimotuzumab and the other anti-cancer molecules being acquired through the proposed merger of Cytopia into YM. These internationally recognized thought leaders will complement the current Canadian committee that includes Dr. Robert S. Kerbel, Ph.D., Dr. Niclas Stiernholm, Ph.D., and Dr. Mark D. Vincent, M.D.

”With the US government’s recent clearance that permits us to expand our clinical program for nimotuzumab into the US, this group of world-class oncologists will play an important role in advising on the optimal strategy to have our lead drug become recognized for its best-in-class potential,” said David Allan, Chairman and CEO of YM BioSciences. “The participation of these highly regarded thought leaders in the development of nimotuzumab, as well as our other cancer therapeutics, reflects the growing expectation for products in our pipeline and, in particular, for nimotuzumab’s ability to deliver efficacy without the severe side-effects of the other EGFR-targeting drugs. Critically this broadened team shall be advising YM on the scope of its already extensive program for translational research that has been built around nimotuzumab’s numerous current trials.”

Rogerio C. Lilenbaum, M.D., M. Sc., who will serve as Chair of the Clinical Advisory Board, is the Director of Cancer Research and Director of the Thoracic Oncology Program   at the Mt. Sinai Comprehensive Cancer Center in Miami Beach, Florida. He is also Professor of Medicine at the Voluntary Faculty of the University of Miami Miller School of Medicine in Miami, Florida. Dr. Lilenbaum has an extensive educational background in hematology and oncology and is the author of numerous scientific papers. He has been a reviewer and a member of the editorial board for scientific journals such as Annals of Internal Medicine, Journal of Clinical Oncology, Cancer, Cancer Chemotherapy Pharmacology, and Drugs. Dr. Lilenbaum is a member of the newly formed Thoracic Malignancy Steering Committee sponsored by the National Cancer Institute., and co-chairs the annual Winter Lung Cancer Conference, which brings  together world renowned experts to discuss the advances in the clinical treatment of lung cancer and lung cancer research. He obtained his medical degree from the Federal University of the Rio de Janeiro School of Medicine and a Masters in Clinical Epidemiology and Clinical Investigation from the Harvard School of Public Health in Boston.

Minesh Mehta, M.D., is a Radiation Oncologist and Professor at the University of Wisconsin Medical School, with dual appointments in the Departments of Human Oncology and Neurological Surgery with interests in neuro-oncology, IMRT, IGRT, radiosensitizers, radioprotectors, CNS tumors, lung cancer, pediatric radiation oncology, and advanced imaging. Dr. Mehta is also involved in clinical trials with particular interest in lung cancer, brain metastases, and primary brain tumors. An internationally recognized expert in human clinical drug trial strategy, design and execution, Dr. Mehta has managed numerous national and international trials. He has previously chaired the FDA Radiological Devices Panel and currently is the Chair of the Brain Tumor Committee of the Radiation Therapy Oncology Group and serves as a staff physician at several hospitals in Wisconsin and Illinois. He has written over 70 clinical protocols, and more than 500 scientific papers, abstracts and book chapters. He received his medical degree from the University of Zambia and completed his residency in radiation oncology at the University of Wisconsin.

Roman Perez-Soler, M.D., is the Chairman of the Department of Oncology at Montefiore Medical Center in New York and serves as Director of the Division of Medical Oncology and Professor of Medicine and Molecular Pharmacology at the Albert Einstein College of Medicine. Dr. Perez-Soler is also Associate Director for Clinical Research at the Albert Einstein Cancer Center. He is a member of the Executive Advisory Committee of the General Clinical Research Center (GCRC) and in addition to memberships and numerous awards for his accomplishments in lung cancer research, has authored more than 100 clinical research papers. Dr. Perez-Soler earned his medical degree from the Universidad Autonoma in Barcelona and his fellowship from the University of Texas M. D. Anderson Cancer Center.

About YM BioSciences
YM BioSciences Inc. is a life sciences product development company that identifies and advances a portfolio of promising cancer-related products at various stages of development. The Company is currently developing two late-stage products: nimotuzumab, an EGFR-targeting Affinity-Optimized Antibody™, and AeroLEF®, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl. YM has proven regulatory and clinical trial expertise and a diversified business model designed to reduce risk while advancing clinical products toward international approval, marketing and commercialization.

Nimotuzumab is a humanized monoclonal antibody in development worldwide, targeting multiple tumor types primarily in combination with radiation and chemoradiation. It is significantly differentiated from all other currently marketed EGFR-targeting agents due to its remarkably benign side-effect profile. Nimotuzumab’s anti-tumor activity has led to its approval for marketing in 23 countries. In more than 5,000 patients reported as having been treated with nimotuzumab worldwide to date, no Grade IV incidents of radiation dermatitis have been described, severe rash has not been observed and reports of the other severe side-effects that are typical of EGFR-targeting molecules have been rare. Nimotuzumab is licensed to YM’s majority-owned subsidiary, CIMYM BioSciences Inc., by CIMAB S.A., and was developed at the Center of Molecular Immunology. YM is developing AeroLEF for the treatment of moderate to severe acute pain. The product is differentiated from other approaches using opioids because patients are able to individually control the analgesia required for their differing intensities of pain. AeroLEF met all endpoints in a randomized Phase II trial and is currently being prepared for late-stage development internationally.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF® will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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